                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ____)/1/



                         FlashNet Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    338527104
                                  ------------
                                 (CUSIP Number)

                             Andrea S. Hirsch, Esq.
                  Executive Vice President and General Counsel
                       Prodigy Communications Corporation
                44 South Broadway, White Plains, New York 10601
                                 (914) 448-8000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 5, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequet amendment containing information which would alter disclosures provided in a prior cover page.


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

CUSIP NUMBER 338527104
--------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Prodigy Communications Corporation    04-3323363
--------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)

  N/A             (b)
--------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  00
--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)

  N/A
--------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  State of Delaware
--------------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                 2,837,475

                           -----------------------------------------------
                              8  SHARED VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY           3,840,979
 EACH REPORTING PERSON     -----------------------------------------------
          WITH                9  SOLE DISPOSITIVE POWER

                                 2,837,475
                           -----------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 N/A
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   6,678,454
---------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   46.84%
---------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
---------------------------------------------------------------------------

                     *See Instructions Before FIlling Out

                                                               Page 3 of 8 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Prodigy Communications Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Common Stock of FlashNet Communications, Inc., a Texas corporation ("FlashNet" or "Issuer"). The principal executive offices of FlashNet are located at 1812 North Forest Park Boulevard, Fort Worth, Texas 76102.

Item 2.   Identity and Background.
          -----------------------

          The name of the corporation filing this statement is Prodigy Communications Corporation, a Delaware corporation ("Prodigy"). Prodigy's principal business is to provide fast and reliable nationwide Internet access and related value-added services. The address of the principal executive offices of Prodigy is 44 South Broadway, White Plains, New York 10601. Set forth on Schedule A is
                                                                ----------
          the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Prodigy's directors and executive officers, as of the date hereof.

          Neither Prodigy nor, to Prodigy's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant
          ----------
          to Items 2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of November 5, 1999 (the "Merger Agreement"), among Prodigy, PUCKnut Corporation, a Delaware corporation and a wholly owned subsidiary of Prodigy ("Merger Sub"), and FlashNet and, subject to the conditions set forth therein (including approval by stockholders of FlashNet), Merger Sub will merge with and into FlashNet and FlashNet will become a wholly owned subsidiary of Prodigy (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into FlashNet with FlashNet remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of FlashNet Common Stock, other than shares owned by Prodigy, will be converted into 0.35 of a share (the "Exchange Ratio") of Prodigy Common Stock, and each outstanding option and warrant to purchase FlashNet Common Stock will be assumed by Prodigy. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

                                                               Page 4 of 8 Pages

          In connection with the Merger Agreement, Prodigy and the Issuer entered into a Stock Option Agreement, dated as of November 5, 1999 (the "Option Agreement"). The Option Agreement grants Prodigy the right, under certain circumstances, to purchase up to 2,837,475 shares of Issuer Common Stock at a price of $8.6625 per share (subject to adjustment); provided, however, that the number of shares issuable to Prodigy pursuant to the Option Agreement shall not exceed 19.9% of the outstanding shares of the FlashNet Common Stock (the "Option"). The foregoing summary of the Option Agreement and the Option is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.   Purpose of Transaction.
          ----------------------

          (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into FlashNet in a statutory merger pursuant to the Delaware General Corporation Law and the Texas Business Corporation Act and to the transactions contemplated by the Option Agreement. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and FlashNet will continue as the Surviving Corporation and as a wholly owned subsidiary of Prodigy. Holders of outstanding FlashNet Common Stock will receive, in exchange for each share of FlashNet Common Stock held by them, 0.35 of a share of Prodigy Common Stock. Prodigy will assume FlashNet's outstanding options and warrants.

          As an inducement to Prodigy to enter into the Merger Agreement, each of the individuals and the entities set forth on Schedule B, each a
                                                           ----------
          stockholder of FlashNet (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of November 5, 1999, with Prodigy (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed Prodigy as such stockholder's lawful attorney and proxy. Such proxy gives Prodigy the limited right to vote each of the 3,840,979 shares of FlashNet Common Stock beneficially owned by the Stockholders in all matters related to the Merger. The shared voting power with the Stockholders relates to the same 3,840,979 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 3 to this
          Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, Prodigy (or any nominee of Prodigy) will be limited, at every FlashNet stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

          (c)  Not applicable.

                                                               Page 5 of 8 Pages

          (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Restated Articles of Incorporation of FlashNet, as in effect immediately prior to the Merger, shall be the Restated Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Texas Law and such Restated Articles of Incorporation; provided, however, that the third paragraph of ARTICLE TWO of the Restated Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of the Issuer, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until hereafter amended. In addition, each of the Merger Agreement and the Option Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than Prodigy.

          (h)-(i) If the Merger is consummated as planned, the FlashNet Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

          (j) Other than as described above, Prodigy currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Prodigy reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) As a result of the Stockholder Agreement, Prodigy may be deemed to be the beneficial owner of at least 6,678,454 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 46.84% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information
                         ----------
          required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

          (c)-(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
     to Securities of the Issuer.
     ---------------------------

                                                               Page 6 of 8 Pages

          Other than the Merger Agreement, the Option Agreement and the Stockholder Agreement, to the best knowledge of Prodigy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of FlashNet, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of November 5, 1999, by and among Prodigy, Merger Sub and FlashNet.

          2. Stock Option Agreement, dated as of November 5, 1999, between Prodigy and FlashNet.

          3. Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy and each of the Stockholders.

                                                               Page 7 of 8 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


DATED:    November 15, 1999

                                    Prodigy Communications Corporation



                                    By: /s/ Andrea S. Hirsch
                                        --------------------------
                                         Andrea S. Hirsch

                                    Title:  Executive Vice President and
                                            General Counsel

                                   Schedule A

                       NAME                                   BUSINESS ADDRESS
                       ----                                   ----------------
----------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF PRODIGY
----------------------------------------------------------------------------------------
Samer F. Salameh                                    Prodigy Communications Corporation
Chairman of the Board and Chief Executive           44 South Broadway
 Officer                                            White Plains, NY 10601
Citizenship: USA
----------------------------------------------------------------------------------------
David C. Trachtenberg                               Prodigy Communications Corporation
President and Chief Operating Officer               44 South Broadway
Citizenship: USA                                    White Plains, NY 10601
----------------------------------------------------------------------------------------
David R. Henkel                                     Prodigy Communications Corporation
Executive Vice President, Finance, Chief            44 South Broadway
 Financial Officer and Director                     White Plains, NY 10601
Citizenship: USA
----------------------------------------------------------------------------------------
Andrea S. Hirsch                                    Prodigy Communications Corporation
Executive Vice President, Business                  44 South Broadway
 Development and General Counsel                    White Plains, NY 10601
Citizenship: USA
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
DIRECTORS OF PRODIGY
(PRESENT PRINCIPAL OCCUPATION)
----------------------------------------------------------------------------------------
Samer F. Salameh                                    (See above.)
----------------------------------------------------------------------------------------
Alfredo Sanchez                                     QOS Labs
Vice-Chairman of the Board of Prodigy and           433 Plaza Real, Suite 275
Chairman and CEO, QOS Labs                          Boca Raton, Florida 33432
Citizenship: Mexico
----------------------------------------------------------------------------------------
David R. Henkel                                     (See above.)
----------------------------------------------------------------------------------------
Arturo Elias                                        Telefonos de Mexico
(Vice President, Telefonos de Mexico)               Parque Via 190, Floor 7, Office 701
Citizenship: Mexico                                 Col. Cuauhtemoc
                                                    Mexico City 06599
----------------------------------------------------------------------------------------
James M. Nakfoor                                    Securities Trading for Inversora
(Vice President, Securities Trading for             Bursatil S.A. de C.V.
 Inversora Bursatil, S.A. de C.V.)                  1000 Louisiana Street, Suite 565
Citizenship: USA                                    Houston, TX 77002

----------------------------------------------------------------------------------------
Russell I. Pillar                                   Virgin Entertainment Group
(President and Chief Executive Officer of Virgin    4751 Wilshire Boulevard, 3/rd/ Floor
 Entertainment Group)                               Los Angeles, California 90010
Citizenship: USA
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
James R. Adams                                      209 Geneseo Road
(Retired)                                           San Antonio, Texas 78209
Citizenship: USA
----------------------------------------------------------------------------------------

                                   Schedule B

                           Stockholder                              No. of Shares
---------------------------------------------------------------------------------
Kleinheinz Capital Partners, Inc.                                         103,937
Address and Contact:  John B. Kleinheinz, President
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Principal Business:  Investment management
Place of Organization: Texas
---------------------------------------------------------------------------------
Entities affiliated with Global Undervalued Securities Fund:              898,273
    Global Undervalued Securities Fund, L.P.
    Kleinheinz Capital Partners, Inc., General Partner
    John B. Kleinheinz, President of General Partner
Address and Contact:
John B. Kleinheinz, President
Kleinheinz Capital Partners, Inc.
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Principal Business:  Investment
Place of Organization: Cayman Islands
---------------------------------------------------------------------------------
Applied Telecommunications Technologies, Inc.                             560,133
Address and Contact: Dennis P. Cameron, President
20 Williams Street
Wellesley, Massachusetts 02481
Principal Business: Venture capital and lease financing
Place of Organization: Delaware
---------------------------------------------------------------------------------
John B. Kleinheinz                                                        727,606
Present Principal Occupation:
President of Kleinheinz Capital Partners, Inc. (an investment management company)
Business Address:
Kleinheinz Capital Partners, Inc.
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Citizenship: USA
---------------------------------------------------------------------------------
James B. Francis, Jr.                                                       5,000
Present Principal Occupation: Managing Partner of Texas Ltd. (an
 investment company)
Residence or Business Address:
2911 Turtle Creek, Suite 925
Dallas, Texas 75219
Citizenship: USA
---------------------------------------------------------------------------------
Michael Scott Leslie                                                      798,320
Present Principal Occupation:
President, Chief Executive Officer and Director of FlashNet
 Communications, Inc.
Business Address:
FlashNet Communications, Inc.
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
---------------------------------------------------------------------------------
Albert Lee Thurburn                                                       746,844
Present Principal Occupation:
Director of FlashNet Communications, Inc.
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
---------------------------------------------------------------------------------
Russell A. Wiseman                                                            866
Present Principal Occupation:
Executive Vice President and Chief Operating Office of FlashNet
 Communications, Inc.
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
---------------------------------------------------------------------------------